                                    EXHIBIT 2


                                  PRESS RELEASE

EXHIBIT 2






                       * * * P R E S S  R E L E A S E * * *

                              FOR IMMEDIATE RELEASE


FOR         :     Pinnacle Banc Group, Inc.           Financial Security Corp.
                  2215 York Road, Suite 208           1209 N. Milwaukee Avenue
                  Oak Brook, Illinois 60521           Chicago, Illinois 60622

CONTACTS    :     John J. Gleason, Jr.                Daniel K. Augustine
                  Vice Chairman and                   President and
                  Chief Executive Officer             Chief Executive Officer
                  (708) 574-3550                      (312) 227-7020


                            PINNACLE BANC GROUP, INC.
                                   TO ACQUIRE
                            FINANCIAL SECURITY CORP.

Oak Brook, Illinois, April 22, 1996 -- Pinnacle Banc Group, Inc. ("Pinnacle") (NASDAQ: PINN) announced today that Pinnacle has entered into a definitive agreement to acquire Financial Security Corp. ("Financial Security") (NASDAQ:
FNSC) and its wholly-owned subsidiary, Security Federal Savings and Loan Association of Chicago ("Security Federal"). Pursuant to the agreement, Financial Security will merge into Pinnacle with Security Federal initially becoming a separate subsidiary of Pinnacle.

Under the terms of the agreement, holders of Financial Security common stock will receive $28.50 per share, subject to adjustment, in cash, Pinnacle common stock or a combination thereof. The agreement specifies that no more than 45% of the total consideration can be paid in cash. The aggregate transaction value is estimated to be $47 million, which approximates 1.16 times Financial Security's fully diluted tangible book value at December 31, 1995.

Page Two
Press Release
April 22, 1996


Mr. John J. Gleason, Jr., Vice Chairman and Chief Executive Officer of Pinnacle, stated, "The purchase of Financial Security is part of Pinnacle's strategic plan to effectively utilize its equity base through acquisitions. This transaction will add two new locations and markets to the Pinnacle franchise and total assets will cross the $1 billion threshold."

Mr. Daniel K. Augustine, President and Chief Executive Officer of Financial Security, said, "We are pleased about Financial Security joining forces with Pinnacle and believe that the Merger will provide significant value to our shareholders."

Upon completion of the transaction, Pinnacle's total consolidated assets will exceed $1 billion and Pinnacle will have 14 banking locations. As of December 31, 1995, Pinnacle had total assets of $819 million, loans of $310 million, deposits of $712 million and stockholders' equity of $79 million. Pinnacle banking subsidiaries have twelve locations. In the Chicago metropolitan area, banking locations are in Cicero (two locations), Oak Park, Harvey, Berwyn, North Riverside, LaGrange Park, Westmont, Batavia and Elburn. In the Quad-Cities metropolitan area of Illinois and Iowa, banking locations are in Silvis and Green Rock- Colona.

As of December 31, 1995, Financial Security had total assets of $277 million, loans of $194 million, deposits of $194 million and stockholders' equity of $39 million. Security Federal has its main office on the near northwest side of Chicago with a branch office in Niles.

The acquisition agreement is subject to approval by the shareholders of Financial Security and Pinnacle, approval of the appropriate regulatory authorities, and the satisfaction of certain other customary conditions. In connection with the transaction, there is a provision for a termination fee payable to Pinnacle if the transaction is not consummated under certain conditions. It is anticipated that the transaction will be completed in the third quarter of 1996.